650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

September 16, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Jay Ingram Erin Jaskot Rufus Decker Nudrat Salik

Re:	SolarCity Corporation
Registration Statement on Form S-1
Filed June 18, 2013
Amendment No. 4 to Registration Statement on Form S-1
Filed on September 16, 2013
File No. 333-189404

Registration Statement on Form S-1
Filed June 18, 2013
Amendment No. 4 to Registration Statement on Form S-1
Filed on September 16, 2013
File No. 333-189405

Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 27, 2013
Form 10-Q for Fiscal Quarter Ended June 30, 2013
Filed August 9, 2013
File No. 001-35758

Ladies and Gentlemen:

On behalf of SolarCity Corporation (the “Company”), we submit this letter in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 11, 2013 (the “Comment Letter”) relating to (i) the Company’s Registration Statement on Form S-1 (File No. 333-189404) (the “Notes Registration Statement”) and Registration Statement on Form S-1 (File No. 333-189405) (the “Common Stock Registration Statement”), each filed with the Commission on June 18, 2013, and each as amended by an

AUSTIN      BRUSSELS      GEORGETOWN, DE      HONG KONG      LOS ANGELES      NEW YORK      PALO ALTO

SAN DIEGO      SAN FRANCISCO      SEATTLE      SHANGHAI      WASHINGTON, DC

Securities and Exchange Commission

September 16, 2013

Amendment No. 1 to such registration statement filed with the Commission on June 21, 2013, an Amendment No. 2 to such registration statement filed with the Commission on August 2, 2013 and an Amendment No. 3 to such registration statement filed with the Commission on August 29, 2013 (as amended, the “Notes Registration Statement” and the “Common Stock Registration Statement,” respectively, and together the “Registration Statements”), (ii) the Company’s Form 10-K for Fiscal Year Ended December 31, 2012 (“Form 10-K”) filed with the Commission on March 27, 2013 and (iii) the Company’s Form 10-Q for Fiscal Quarter Ended June 30, 2013 (“Form 10-Q”) filed with the Commission on August 9, 2013 (File No. 001-35758).

Through EDGAR, the Company is concurrently filing Amendment No. 4 to the Notes Registration Statement (“Notes Amendment No. 4”) and Amendment No. 4 to the Common Stock Registration Statement (“Common Stock Amendment No. 4” and together with Notes Amendment No. 4, the “Amendments”).

In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with the Company’s response.

Amendment No. 3 to Form S-1 Filed August 29, 2013 (File #333-189404)

Amendment No. 3 to Form S-1 Filed August 29, 2013 (File #333-189405)

General

1. We note your disclosure in the underwriting sections that Goldman Sachs Bank USA has agreed to loan up to $275 million to Elon Musk and the Elon Musk Revocable Trust, and that this loan is secured by a pledge of a portion of the SolarCity stock owned by Mr. Musk and the Trust. We further note your disclosure in this section that the lock-up restrictions do not apply to any stock pledge agreement currently in existence and disclosed in your definitive proxy statement. Please revise your disclosure in both registration statements to clarify whether Goldman Sachs Bank USA would be permitted to foreclose on the pledged shares and sell such shares during the lockup period.

The Company has revised pages 87-88 and 48-49 of the Note Registration Statement and the Common Stock Registration Statement, respectively, per the Staff’s comment to clarify that Goldman Sachs Bank USA would be permitted to foreclose on the pledged shares and sell such shares during the lockup period.

Securities and Exchange Commission

September 16, 2013

Recent Developments, page 4

2. In regard to your asset purchase agreement to acquire specified assets and liabilities of Paramount GR Holdings, LLC and Paramount Energy Solutions, LLC, please tell us what consideration you gave as to whether financial statements pursuant to Rule 3-05 of Regulation S-X as well as corresponding pro forma financial information pursuant to Article 11 of Regulation S-X need to be provided. Please provide us with your significance tests.

In response to the Staff’s comment, the Company supplementally advises the Staff that the Company undertook an analysis to determine whether the asset acquisition of Paramount GR Holdings, LLC and Paramount Energy Solution, LLC (collectively, “Paramount Solar”) would be considered the acquisition of a significant business and require financial statements pursuant to Rule 3-05 of Regulation S-X as well as corresponding pro forma financial information pursuant to Article 11 of Regulation S-X. Based on the analysis as summarized below, the Company has determined that no financial statements or pro forma financial information were required to be provided by the Company with respect to Paramount Solar.

Based on the information provided to the Company in connection with the transaction, Paramount Solar represented that it had for the year ended December 31, 2012, loss from continuing operations before income taxes, extraordinary items and cumulative effect of accounting changes of $3.4 million, and at December 31, 2012, consolidated assets of $3.1 million. In addition, the Company’s investment in the acquired business was equal to the total consideration worth approximately $120.0 million. As noted in the Form 10-K for the Company, the Company had for the year ended December 31, 2012, loss from continuing operations before income taxes, extraordinary items and cumulative effect of accounting changes of $64.1 million, and at December 31, 2012, consolidated assets of $1.4 billion.

For the investment test, the Company’s investment in Paramount Solar was 9% of the Company’s total consolidated assets. For the asset test, the Company’s proportionate share of the Paramount Solar assets were less than 1%. For the income test, the Company’s equity in Paramount Solar’s loss from continuing operations before income taxes, extraordinary items and cumulative effect of accounting changes was 5% of the Company’s consolidated loss from continuing operations before income taxes, extraordinary items and cumulative effect of accounting changes. As a result of each of the significance tests being less than 20%, financial statements pursuant to Rule 3-05 of Regulation S-X and corresponding pro forma financial information pursuant to Article 11 of Regulation S-X are not required.

Form 10-K for the Fiscal Year Ended December 31, 2012

Note 21. Commitments and Contingencies, page 117

General

3. You provide disclosure related to the subpoenas from the U.S. Department of Treasury’s Office of the Inspector General in your risk factors and legal proceedings sections. Please provide disclosure related to this matter in the notes to the financial statements pursuant to ASC 450-20-50. Please show us supplementally what the revised disclosure will look like in future filings.

Securities and Exchange Commission

September 16, 2013

The Company respectfully advises the Staff that the Company did not have any estimable probable loss contingencies related to the U.S. Department of Treasury subpoenas or otherwise as of December 31, 2012 and June 30, 2013. In future filings, to the extent that the Company has any loss contingencies, the Company will include appropriate disclosure required by ASC 450-20-50-4.

The Company supplementally advises the Staff that in future filings the Company expects to include the following disclosure within the notes to the consolidated financial statements related to the aforementioned subpoenas:

In July 2012, the Company, in addition to other companies related to the solar industry, received subpoenas from the U.S. Department of Treasury’s Office of the Inspector General to deliver certain documents in the Company’s possession that are dated, created, revised or referred to since January 1, 2007 that relate to the Company’s applications for U.S. Treasury grants or communications with certain other solar development companies or certain firms that appraise solar energy property for U.S Treasury grant application purposes. The Inspector General and the Civil Division of the U.S. Department of Justice are investigating the administration and implementation of the U.S Treasury grant program, including possible misrepresentations concerning the fair market value of the solar energy systems submitted for grant under that program made in grant applications by the Company. If at the conclusion of the investigation the Inspector General concludes that misrepresentations were made, the Department of Justice could decide to bring a civil action to recover amounts it believes were improperly paid to the Company. If the Department of Justice was successful in asserting this action, the Company could then be required to pay material damages and penalties for any funds received based on such misrepresentations (which in turn, could require the Company to make indemnity payments to certain fund investors). The Company is unable to estimate the possible loss, if any, associated with this investigation as documentation is still being produced by the Company for further review by the Inspector General in connection with their ongoing investigation.

Indemnification and Guaranteed Returns, page 117

4. In your letter dated December 11, 2012, you agreed to disclose in future filings the amount of your potential exposure to fund investors relating to any indemnity obligations as of the end of the period being presented. Please tell us where this amount has been disclosed or provide this disclosure in future filings, as applicable. Please refer to ASC 460-10-50-4. Please show us supplementally what the revised disclosure will look like in future filings.

Securities and Exchange Commission

September 16, 2013

The Company respectfully advises the Staff that as of December 11, 2012 the Company had four financing funds with a single investor where the Company had guaranteed specific minimum annual rates of return. In addition, the Company does not have any other financing funds in which it has similar guarantee obligations. In three of these funds the Company provided a contractual guarantee that on liquidation of these funds the investor would earn returns above a specified minimum rate. On December 31, 2012, the Company purchased the investor’s stake in these three funds for cash consideration of $8.8 million, thereby eliminating the Company’s obligations to the investor regarding these guaranteed returns. The Company does not provide the investor similar contractual yield guarantees on liquidation of the remaining fourth fund. For this fourth fund, the Company is obligated to ensure that the investor achieves a minimum target return on each quarterly reporting date, and there are no such guarantees to achieve that target yield at the point of liquidation of the fund. As of December 31, 2012, March 31, 2013 and June 30, 2013, the fund investor had achieved its minimum internal rate of return as determined in accordance with the contractual provisions of the financing fund. Therefore, as a result of the purchases and the achievement of the internal rate of return, the Company did not have any potential exposure to the investor as of December 31, 2012, March 31, 2013 and June 30, 2013. Any potential amounts owed to the investor at future quarterly reporting dates would be presented as a component of noncontrolling interest in subsidiaries on the consolidated balance sheet.

The disclosure associated with the investor fund purchase transaction and the guarantee that exists with the remaining fund is disclosed in Note 12—Solar Financing Funds, VIE Arrangements on pages F-32-34 of the Form 10-K and subsequently in Note 11—Commitments and Contingencies, Indemnifications and Guaranteed Returns on page 16 in both Forms 10-Q for the first and second quarters of 2013.

5. In regard to your contractual commitment to compensate certain fund investors for losses that they may suffer in certain limited circumstances resulting from reductions in the tax credit or U.S. Treasury grants programs, you have recognized in the financial statements the potential exposure of these obligations based on all the information available as of that date and determined that any other payments to your fund investors arising from these obligations are not probable. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 45020-50-3 and 50-4 as well as ASC 460-10-50-5(b). It also appears that you receive incentives from state and local governments related to solar energy systems. Please expand your disclosure to address whether you have similar commitments to compensate your fund investors for any losses that they may suffer resulting from reductions in these state and local government incentives and whether these incentives are also typically based on the estimated fair values of the solar panel systems. Please show us supplementally what the revised disclosure will look like in future filings.

Securities and Exchange Commission

September 16, 2013

The Company respectfully advises the Staff that the Company does not believe that there is a reasonable possibility that a loss exceeding the amounts already recognized by the Company may be incurred for the following reasons. The Company advises the Staff that the contractual provisions related to its indemnification of investors for any losses that they may suffer due to a reduction in the investment tax credit or U.S. Treasury grant programs are defined in the contractual agreements between the parties. The trigger event that typically leads to an indemnity obligation being recorded by the Company is the release of guidance by the U.S. Department of Treasury as to the amount the Treasury is willing to pay for grants based on certain system characteristics such as the location and the production capacity of the applicable systems. The Company tracks this information for each solar energy system by each financing fund and therefore is able to estimate with a high degree of precision its obligations to its investors at each reporting period when such trigger events occur. The Company believes that given this level of precision in its estimation of such amounts, any subsequent adjustment to the obligation would be immaterial and remote in its likelihood of occurrence, which the Company notes on pages 8 and 16 of the Form 10-Q (describing that the “Company has concluded that the likelihood of a recapture event is remote and consequently has not recorded any liability in the condensed consolidated financial statements for any potential recapture exposure” and the “Company believes that any other payments to its fund investors arising from this obligation are not probable based on the facts currently known”). After consideration of the facts noted above, the Company has concluded that no additional disclosure would be required under ASC 450-20-50-3 and 50-4 and ASC 460-10-50-5(b).

The Company supplementally advises the Staff that the Company does not have similar contractual investor indemnification obligations for any reductions in any state or local government incentive programs. In several of the funds, the Company retains the state and local incentive and therefore the fund investors are unaffected by any change in the incentives receivable. Generally, under these incentive programs, the amount of the incentive that is able to be claimed is based on the projected or actual system size and/or solar energy production generated by the applicable solar energy systems over a defined term. In addition, the Company only participates in one state incentives program in which the incentives are either based on the fair market value or the tax basis of the systems placed in service; however, incentives under this program have been immaterial to date. Prospectively, the Company intends to provide additional disclosure in the notes to its consolidated financial statements similar to the following:

The Company is eligible to receive certain state or local government incentives that are associated with renewable energy generation. The amount of the incentive that can be claimed is based on the projected or actual systems size and/or the solar energy produced by the solar energy system. The Company also currently participates in one state incentives program in which the incentive is based on either the fair market value or the tax basis of the solar energy systems placed in service. The state and local incentives are either shared between the Company and the fund investors based on a predefined allocation percentage or retained fully by either party, in either case as determined by the contractual terms of each financing fund. The Company is not contractually obligated to indemnify any fund investor for any losses they may incur due to a shortfall in the amount of the state or local incentives actually received.

Securities and Exchange Commission

September 16, 2013

Form 10-Q for the Fiscal Quarter Ended June 30, 2013

Critical Accounting Policies and Estimates

Deferred Investment Tax Credits Revenue, page 23

6. In the first quarter of 2013, you began monetizing certain government incentives in the form of investment tax credits under lease pass-through structures by assigning the credits to investors in exchange for upfront cash payments. You record the amounts received from the investors as deferred revenue and recognize this revenue as the five-year recapture period expires. In this regard, please address the following:

•	Please expand your disclosure to better explain how you are able to assign these government investment tax credits to investors pursuant to the terms of these credits;

The Company respectfully advises the Staff that under Internal Revenue Code Section 50(d)(5) and Treasury Regulation 1.48-4, a lessor of qualifying property may elect to treat the lessee as the owner of such property for the purpose of claiming government investment tax credits associated with such property. These regulations enable the investment tax credits to be separated from the ownership of the property and allow the transfer of these investment tax credits through a lease arrangement. Under the lease pass-through structures, the Company makes a tax election to pass through the investment tax credits to the investor, who is the legal lessee of the property. The Company intends to amend its critical accounting policies in prospective filings to incorporate additional disclosure similar to the following:

The Company’s solar energy systems are eligible for investment tax credits, or ITCs, that accrue to eligible property under the Internal Revenue Code. Under Internal Revenue Code Section 50(d)(5) and the related regulations, a lessor of qualifying property may elect to treat the lessee as the owner of such property for the purposes of claiming government ITCs associated with such property. These regulations enable the ITCs to be separated from the ownership of the property and allow the transfer of these ITCs. Under the lease pass-through structures, the Company makes a tax election to pass through the ITCs to the investor, who is the legal lessee of the property.

•	Please expand your disclosure to address how you determined these amounts should be reflected in revenues. Refer to ASC 605-10-S99-1. Please also disclose the amounts reflected in revenue for each period presented; and

Securities and Exchange Commission

September 16, 2013

The Company respectfully advises the Staff that the Company has accounted for the proceeds received from the lease pass-through investor in consideration for the right to claim the investment tax credit as the monetization of tax benefits. The Company forgoes its own right to the investment tax credits for up-front cash consideration and the investor purchases this right to receive these tax benefits in the future. The Company has analogized this transaction to guidance contained within ASC 840-40-55-29 to 34 wherein amounts received for the monetization of investment tax credits are classified as income. This guidance is presented as follows:

A U.S. entity purchases a depreciable asset and enters into an arrangement with a foreign investor that provides the foreign investor with an ownership right in, but not necessarily title to, the asset. That ownership right enables the foreign investor to claim certain benefits of ownership of the asset for tax purposes in the foreign tax jurisdiction.

The U.S. entity also enters into an agreement in the form of a leaseback for the ownership right with the foreign investor. The lease agreement contains a purchase option for the U.S. entity to acquire the foreign investor’s ownership right in the asset at the end of the lease term.

The foreign investor pays the U.S. entity an amount of cash based on an appraised value of the asset. The U.S. entity immediately transfers a portion of that cash to a third party, and that third party assumes the U.S. entity’s obligation to make the future lease payments, including the purchase option payment. The cash retained by the U.S. entity is consideration for the tax benefits to be obtained by the foreign investor in the foreign tax jurisdiction. The U.S. entity may agree to indemnify the foreign investor against certain future events that would reduce the availability of tax benefits to the foreign investor. The U.S. entity also may agree to indemnify the third party trustee against certain future events.

The result of the transaction is that both the U.S. entity and the foreign investor have a tax basis in the same depreciable asset.

The timing of income recognition for the cash received by the U.S. entity should be determined based on individual facts and circumstances. Immediate income recognition is not appropriate if there is more than a remote possibility of loss of the cash consideration received due to indemnification or other contingencies.

The total consideration received by the U.S. entity is compensation for both the tax benefits and the indemnification of the foreign investor or other third-party trustee. The recognition of a liability for the indemnification agreement at inception in accordance with the guidance in Topic 460 would reduce the amount of income related to the tax benefits that the seller-lessee would recognize immediately when the possibility of loss is remote.

Securities and Exchange Commission

September 16, 2013

The Company considers the value of a solar energy system to be comprised of its cash flows generated from leasing of the solar energy system or the sale of electricity from such systems, generation of upfront and performance based incentives associated with energy generation and the investment tax credits associated with the systems. This key business strategy is consistent with how the Company has described its core business in both the Business section and Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-K and Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-Q. The Company therefore considers the monetization of investment tax credits to constitute one of its key activities of realizing a portion of the value associated with the solar energy systems it places in service. As such, the Company believes that the proceeds from the monetization of the investment tax credits should be viewed and reported as a component of revenue generated by the solar energy systems. The monetization of the tax attributes of solar energy systems is a significant component of the Company’s business that generates significant cash flows which are approximately 30% of the fair value of the solar energy systems placed in service. The amounts generated by this monetization are expected to increase in future years as additional assets are placed in service and monetization occurs with third parties.

The Company also considered guidance under ASC 860, Transfers and Servicing, and whether the transfer of the right to claim the investment tax credit is the transfer of a financial asset. The Company concluded that tax receivables are outside of the scope of ASC 860 as they do not result from the contractual arrangement but rather the application of tax law. In addition, the Company also considered guidance within ASC 740 Income tax and the treatment of investment tax credits. While investment tax credits fall within the scope of ASC 740, the guidance addresses how an entity should recognize the benefit if it claimed the ITC, but not the characterization of the transfer of the right to the investment tax credit.

The Company concluded that in the absence of specific GAAP literature that specifies the classification of revenue from the monetization of investment tax credits, the Company should consider its own facts and circumstances, core business activities and analogies to other available accounting guidance to formulate an appropriate accounting model.

Additionally, as it relates to the inclusion of these amounts within revenues, the Company notes that the FASB issued an Exposure Draft on Accounting for the Sale or Purchase of Tax Benefits through Tax Leases that was later revised in 1982. This provided guidance on the accounting for transactions that are structured as leases but are in substance the sale or purchase of tax benefits. The FASB did not issue the final standard as the tax law was changed to preclude the pass-through of the investment tax credit benefits. The law, however, was later changed back to allow the transfer of the investment tax credit benefits to a third party through tax leases when the pass-through provision was reintroduced through IRC Section 50(d). This Exposure Draft has been used in practice for analogous situations absent any conflicting guidance by authoritative accounting literature. EITF No. 86-44, Effect of a change in Tax Law on investments in Safe Harbor Leases, acknowledges the practice of applying the Exposure Draft. Furthermore, the illustration in the Exposure Draft indicates that the “seller” of a tax credit would record a credit to revenue for the amounts allocated to the investment tax credit.

Securities and Exchange Commission

September 16, 2013

The Company advises the Staff that it has not yet recognized any revenue from the monetization of investment tax credits as the recapture provisions associated with these credits have not elapsed. The proceeds received from the monetization of investment tax credits have initially been recorded as a component of other liabilities and then subsequently reclassified to deferred revenue as the assets are placed in service. The Company refers the Staff to its revenue recognition considerations detailed below to further clarify why no revenue has been recognized to date from the monetization of incentive tax credits.

The Company supplementally advises the Staff that it has considered the revenue recognition guidance under ASC 605-10-s99-1 and believes that the Company’s accounting treatment follows the provisions contained within that guidance.

The Company supplementally advises the Staff that it has disclosed on page 8 of the Form 10-Q the critical accounting policy related to the treatment of the investment tax credits recorded within deferred revenue. In future filings the Company also intends to include the following disclosure related to the revenue recognition policy associated with investment tax credits within our critical accounting policies and estimates section in the consolidated financial statements:

The Company recognizes the revenue associated with the monetization of investment tax credits in accordance with ASC 605-10-S99 Revenue Recognition-Overall-SEC Materials. The revenue associated with the monetization of the investment tax credits are recognized when (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the sales price is fixed or determinable, and (4) collection of the related receivable is reasonably assured. The investment tax credits are subject to recapture under the Internal Revenue Code if the underlying solar energy system either ceases to be a qualifying property or undergoes a change in ownership within five years of its placed in service date. The recapture amount decreases on the anniversary of the service date. As the Company has an obligation to ensure the solar energy system is in service and operational for a term of five years to avoid any recapture of the investment tax credits, the Company recognizes revenue as the recapture provisions lapse assuming the other aforementioned revenue recognition criteria have been met. Therefore one-fifth of the monetized investment tax credit is recognized as revenue on the anniversary of the solar energy system’s placed in service date over the next five years.

Securities and Exchange Commission

September 16, 2013

In addition, the Company intends to include disclosure of the amount of revenue recognized for each applicable reporting period commencing in the fourth quarter of 2013.

•	Please help us better understand how you determined it was appropriate to recognize these amounts as revenue as the five-year recapture period expires. Please tell us what consideration you gave to ASC 740-10-25-45 and 25-46 in determining the appropriate period over which to record these amounts as revenue.

The Company respectfully advises the Staff that the Company determined that a five-year recognition period was appropriate after reference to ASC-840-40-55-33:

The timing of income recognition for the cash received by the U.S. entity should be determined based on individual facts and circumstances. Immediate income recognition is not appropriate if there is more than a remote possibility of loss of the cash consideration received due to indemnification or other contingencies.

The investment tax credits have a five year compliance period from the date that the qualified property is placed in service. During this compliance period a recapture of the investment tax credits could be triggered if either:

1.	The property ceases to be a qualified energy facility, or

2.	A change in ownership interest occurs.

The monetized amount subject to recapture decreases by 20% of the original value on each anniversary of the property’s placed in service date. On this anniversary date, the Company is legally and contractually released from 20% of its obligations related to the investment tax credits claimed and no further obligations or services are required of the Company for each elapsing investment tax credit tranche no longer subject to recapture. The Company believes that it is appropriate to recognize the revenue as the legal and contractual obligations expire, therefore, 20% of the monetized amount is recognized as revenue on each anniversary of the placed in service date, as this term aligns to the expiration of any contingencies associated with the recapture provisions. Currently, all systems that have been placed in service under this financing fund have investment tax credits that are still subject to 100% recapture under the aforementioned provisions and therefore no revenue has been recognized to date. The Company does not expect to recognize any revenue from the monetization of investment tax credits until the fourth quarter of 2013 when the recapture provisions begin to elapse.

As noted previously, the Company supplementally advises the Staff that the Company considered the accounting guidance contained within ASC 740-10-25-45 and 25-46 that specifically references the acceptable treatment for the recognition of investment tax credits through either the deferral or flow through methods. This literature addresses accounting for an entity’s own investment tax credits and not the transfer of the right to the investment tax credit. Therefore, the Company concluded that this guidance was not applicable.

Securities and Exchange Commission

September 16, 2013

Please direct any questions with respect to this letter or the Registration Statements to the undersigned at (650) 320-4658 or sbernard@wsgr.com, or to Seth R. Weissman, the Company’s Executive Vice President, General Counsel and Secretary, at (650) 963-5826 or sweissman@solarcity.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Steven V. Bernard
Steven V. Bernard

cc:	Lyndon Rive
Robert D. Kelly
Seth R. Weissman
SolarCity Corporation

Michael A. Occhiolini Michael E. Coke
Wilson Sonsini Goodrich & Rosati, Professional Corporation

Thomas J. Ivey
Skadden, Arps, Slate, Meagher & Flom LLP